SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number 0-12640

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KAYDON CORPORATION EMPLOYEE STOCK
OWNERSHIP AND THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Index to Financial Statements and
Supplemental Schedule

December 31, 2004 and 2003 and
Year ended December 31, 2004

The following documents are attached hereto as exhibits:

In accordance with the instruction to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date: June 29, 2005

By: The Plan Administrative Committee

By: /s/ John F. Brocci

John F. Brocci
Chairman
Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

Kaydon Corporation Employee Stock Ownership and Thrift Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Audited Financial Statements and
Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Kaydon Corporation Employee Stock
   Ownership and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, Michigan

June 20, 2005

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Pooled separate accounts	$17,333,769	$16,677,671
Kaydon Corporation common stock	13,136,997	12,060,912
Guaranteed Income Fund	5,665,671	4,826,462
Participant loans	37,825	42,715

Total investments	36,174,262	33,607,760

Receivable
Dividend receivable	47,609	57,225

Liabilities
Corrective distribution	15,827	—

Net assets available for benefits	$36,206,044	$33,664,985

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Participant contributions	$2,432,901
Interest and dividend income	345,003
Employer contributions	49,745

Total additions	2,827,649

Deductions
Benefit payments to participants	4,625,497
Corrective distributions	15,827
Transaction expenses	18,840

Total deductions	4,660,164

Net realized and unrealized appreciation in fair value of investments	4,373,574

Net increase	2,541,059
Net assets available for benefits at beginning of year	33,664,985

Net assets available for benefits at end of year	$36,206,044

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Description of Plan

The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. All employees of Kaydon Corporation and subsidiaries and affiliates (the Company), excluding employees of Electro-Tec Corp., ACE Controls, Inc., Canfield Technologies Inc. collectively bargained group, and foreign subsidiaries, who are at least 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, or October 1st coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA.) Effective April 2, 2003, participants of the Indiana Precision Inc. 401K Profit Sharing Plan transferred into the Plan.

Contributions

Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, not to exceed the limitations established by the Internal Revenue Code (Code). For eligible employees of Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., the Company contributes to the Plan an amount equal to 25% of the contributions made by each participant. For all other participants, no employer matching contributions are made. The maximum matching contribution is equal to 25% of the maximum elective contribution, excluding catch-up contributions available to and made by employees 50 years of age or older, for participants for the year. The maximum contributions for the year, which includes pretax employee contributions, employer matching, and discretionary profit sharing contributions, is 100% of compensation less tax-deferred contributions subject to other limits. The Company may contribute to the Plan for each year a discretionary amount when approved by the Board of Directors. There were no discretionary employer contributions in 2004.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings, and administrative expenses. Investment earnings are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.

Vesting

Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period (six year period after January 1, 2002) in annual increments ranging from 10% to 20%. A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in employer contributions.

Payment of Benefits

Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation common stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates, or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70½ if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the Code.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Except for the Guaranteed Income Fund with an insurance company (Note 4), the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common shares of Kaydon Corporation are valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2004. The remaining transaction expenses were paid for out of plan assets by Prudential Bank & Trust, FSB.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2004	2003
Kaydon Corporation common stock	$13,136,997	$12,060,912
Guaranteed Income Fund	5,665,671	4,826,462
Large Cap Growth/Goldman Sachs Fund	4,497,398	4,601,654
AIM Dynamics Fund	3,116,307	3,037,772
High Grade Bond/BSAM Fund	2,265,163	2,776,459

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices, as follows:

Net
Appreciation
in Fair Value
During Year
Pooled separate accounts	$1,338,044
Kaydon Corporation common stock	3,035,530

$4,373,574

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund

During 2004 and 2003, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 2.85% for January 1, 2004 through June 30, 2004, and 2.85% for July 1, 2004 through December 31, 2004.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements as of December 31, 2004	$36,206,044
Less dividends receivable as of December 31, 2004	(47,609)
Less amounts allocated to withdrawn participants as of December 31, 2004	(179,423)

Net assets available for benefits per the Form 5500 as of December 31, 2004	$35,979,012

Net assets available for benefits per the financial statements as of December 31, 2003	$33,664,985
Less dividends receivable as of December 31, 2003	(57,225)

Net assets available for benefits per the Form 5500 as of December 31, 2003	$33,607,760

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2004:

Interest and dividends paid to the Plan per the financial statements	$345,003
Add dividends receivable as of December 31, 2003	57,225
Less dividends receivable as of December 31, 2004	(47,609)

Interest and dividends paid to the Plan per the Form 5500	$354,619

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$4,625,497
Add amounts allocated on Form 5500 to withdrawn participants as of December 31, 2004	179,423

Benefits paid to participants per the Form 5500	$4,804,920

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

Supplemental Schedule

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

EIN #13-3186040       Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund		$5,665,671
	Large Cap Growth/Goldman Sachs Fund		4,497,398
	AIM Dynamics Fund		3,116,307
	High Grade Bond/BSAM Fund		2,265,163
	Balanced I/Wellington Fund		1,325,958
	Small Cap Value/Kennedy Capital Fund		1,293,586
	Templeton Foreign Account		1,285,268
	Large Cap Value/John A. Levin & Co. Fund		856,433
	Janus Worldwide Account		806,277
	Mid Cap Value/Wellington Mgmt		507,124
	Mid Cap Growth/Artisan Partners Fund		486,175
	Small Cap Growth/Times Square Fund		462,556
	Janus Adviser Balanced Account		224,486
	Retirement Goal 2020 Fund		156,255
	Retirement Goal 2040 Fund		32,157
	Retirement Goal 2010 Fund		16,870
	Retirement Goal 2030 Fund		1,542
	Retirement Goal Income Fund		214
*Kaydon Corporation	Kaydon Corporation common stock		13,136,997
*Participant loan	Interest rate range: 8.00% - 9.50%,
	with various maturity dates		37,825

			$36,174,262

*Party in interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm